October 6, 2011
VIA EDGAR TRANSMISSION
Mr. Larry L. Greene
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The India Fund, Inc. and The Asia Tigers Fund, Inc. Joint Proxy Statement File Nos. 811-08266 and 811-08050
Dear Mr. Greene:
On behalf of The India Fund, Inc. and The Asia Tigers Fund, Inc. (each, a “Fund,” and collectively, the “Funds”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) we received in a telephone conversation with you on October 3, 2011, relating to the preliminary joint proxy statement (“Preliminary Proxy”) of the Funds filed on September 23, 2011. As we discussed, concurrently with this letter, the Funds are filing a definitive joint proxy statement (the “Joint Proxy Statement”) that addresses the comments you raised. The Joint Proxy Statement also includes some additional changes. We have enclosed a copy of the Joint Proxy Statement marked to show changes from the Preliminary Proxy.
     Set forth below are our responses to the Staff’s comments. To assist your review, we have set forth the comments in italics below. Page references in the text of this letter correspond to the pages of the Joint Proxy Statement.
1. Comment: Are the exclusions from the cap on total ordinary operating expenses the same for each of the Funds?
Response: We confirm that the exclusions are identical for each Fund.
2. Comment: Please provide a table or narrative disclosure showing the current and pro forma fees reflecting what the advisory fees would be if the Funds use investment leverage and the fees are calculated on “managed assets”.

     Response: Please be advised that the amount of advisory fees under the proposed new advisory agreements with Aberdeen Asia would increase in the future only if the Boards of Directors of the Funds authorize the Funds to use, and the Funds do use, borrowing arrangements or other forms of investment leverage to purchase portfolio securities. The Funds have not in the past used investment leverage and we have been advised by Aberdeen Asia that it does not currently intend to recommend to the Boards of Directors of the Funds the use of investment leverage in the foreseeable future. A statement to that effect is included in the Joint Proxy Statement. In addition, we have included the following paragraphs under the description of Advisory Fees for The India Fund, Inc. and The Asia Tigers Fund, Inc., respectively, on pages 11 and 12 of the Joint Proxy Statement:
“Assuming use of the maximum investment leverage allowable under the Fund’s fundamental investment restrictions of 25% of the Fund’s total assets (including the amount of the borrowings), the Fund would have paid an aggregate amount of $19,347,237 in investment advisory fees, or $19,066,910 after taking into consideration the expense cap, during the 12 months ended December 31, 2010 had the New Advisory Agreement been in effect. The additional fees would have been borne by the Fund’s common stockholders, resulting in an effective advisory fee rate of 1.18%, or 1.17% after taking into consideration the expense cap.”
“Assuming use of the maximum investment leverage allowable under the Fund’s fundamental investment restrictions of 25% of the Fund’s total assets (including the amount of the borrowings), the Fund would have paid an aggregate amount of $1,004,450 in investment advisory fees, or $1,004,450 after taking into consideration the expense cap, during the 12 months ended December 31, 2010 had the New Advisory Agreement been in effect. The additional fees would have been borne by the Fund’s common stockholders, resulting in an effective advisory fee rate of 1.33%, or 1.33% after taking into consideration the expense cap.”
     Please also note that due to the expense caps (as described in the Joint Proxy Statement) the Funds would have paid lower fees during the 12 months ended December 31, 2010 had the new advisory agreements been in effect. We have included this disclosure in the Joint Proxy Statement.
3. Comment: On page 3 of the Questions and Answers section you state that “Clients access the Aberdeen Global investment expertise drawn from three main asset classes: equities, fixed income and property.” Please explain the reference to “property.”
     Response: In response to the Staff’s comment, the Funds have revised the disclosure on page 3 of the Questions and Answers section of the Joint Proxy Statement to replace the word “property’ with “real estate”.
4. Comment: Please advise if the fee cap arrangements with Aberdeen Asia contemplate the recoupment of expenses by the new investment adviser in later years.
     Response: Please be advised that there are no recoupment provisions contemplated in the expense reimbursement agreements.

5. Comment: In reference to factor (xi) of the Boards’ considerations on page 16, please advise if Aberdeen Asia or the Funds currently contemplate rights offerings to increase the Funds’ assets.
     Response: We have been advised by the Funds and Aberdeen Asia that there are no present plans to conduct a rights offering for either Fund. However, if market conditions change, Aberdeen Asia may determine that a rights offering for one or both Funds is desirable and may seek approval of the Funds’ Board of Directors to conduct the rights offerings.
6. Comment: On page 25, under the heading “Quorum; Adjournment,” please explain how non-votes and abstentions will be voted on the proposal to adjourn the special meeting.
     Response: In response to your comment, the Funds have revised the disclosure on page 25 of the Joint Proxy Statement.
7. Comment: Please include the standard Tandy statements in the response letter.
     Response: In connection with the Joint Proxy Statement, the Funds hereby acknowledge that:
1.	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are grateful for your assistance in this matter. Please do not hesitate to call Sarah E. Cogan, Esq. at (212) 455-3575 or Tornike Bolkvadze, Esq. at (212) 455-7663 with any questions you may have regarding this letter.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP